Exhibit 21

Subsidiaries

Name	Jurisdiction of Formation

AmerisourceBergen Drug Corporation	Delaware
AmerisourceBergen Holding Corporation	Delaware
Amerisource Health Services Corporation	Delaware
Amerisource Receivables Financial Corporation	Delaware
Amerisource Heritage Corporation	Delaware
PharMerica, Inc.	Delaware
PMSI, Inc.	Florida